SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CORPORATE EVENTS CALENDAR

Corporate Name	Centrais Elétricas Brasileiras S.A. – Eletrobras
Home Office address	Rua da Quitanda, 196 – 23th floor
Website	www.eletrobras.com
Vice President of Investor Relations	Eduardo Haiama
E-mail: vfr@eletrobras.com
Phone: 55 (21) 2514-6431
Fax: 55 (21) 2514-5714
Investor Relations Officer	Carla Dodsworth Albano Miller
E-mail: carla.miller@eletrobras.com
Phone: 55 (21) 2514-6333
Fax: 55 (21) 2514-5964
Newspapers where the shareholding acts are published	In 2024, the company’s legal subjects are going to be published on the following newspaper: Valor Econômico

Annual Financial Statements and Consolidated Financial Statements, for the year ended December 31, 2023
EVENT	DATE
Disclosure to Shareholders CVM/B3/SEC/NYSE/Madri	03/14/2024
Disclosure via Newspaper	04/12/2024

Standardized Financial Statements – DFP, for the year ended December 31, 2023
EVENT	DATE
Disclosure to Shareholders CVM/ B3/SEC/NYSE/Madri	03/14/2024

Form 20-F 2023
EVENT	DATE
Filling on SEC and Disclosure in the website of NYSE/Madrid	04/25/2024

Annual Information (CVM Resolution 80), for the year
EVENT	DATE
Disclosure in the website of CVM/B3	05/28/2024

Report on the Brazilian Code of Corporate Governance
EVENT	DATE
Disclosure in the website of CVM/B3	07/18/2024

Quarterly Financial Information
EVENT	DATE
Regarding 1st Quarter	05/08/2024
Regarding 2nd Quarter	08/07/2024
Regarding 3rd Quarter	11/06/2024

1

Ordinary and Extraordinary Shareholders Meeting
EVENT	DATE
Disclosure of the Management Proposal in the website of CVM/ B3/SEC/NYSE/Madrid	03/26/2024
OGM Call Notice in the website of CVM/B3/SEC/NYSE/Madrid	03/26/2024
Publication of the OEGM Call Notice in the newspaper	03/27/2024
Ordinary and Extraordinary Shareholders Meeting	04/26/2024
Disclosure of the main deliberations of the Ordinary and Extraordinary Shareholders Meeting in the website of CVM/B3/SEC/NYSE/Madrid	04/26/2024
Disclosure of the Minutes of the Ordinary and Extraordinary Shareholders Meeting in the website to CVM/B3/SEC/NYSE/Madrid	05/08/2024

Video Conference
EVENT	DATE
Video Conference at 11:00 am – Brasília time (Presentation of the financial statements for the year ended December 31, 2023 - how to participate will be informed via the IR website and press release)	03/14/2024
Video Conference at 01:30 pm – Brasília time (Presentation of results for the exercise ended March 31, 2024 - how to participate will be informed via the IR website and press release)	05/09/2024
Video Conference at 01:30 pm – Brasília time (Presentation of results for the exercise ended June 30, 2024 - how to participate will be informed via the IR website and press release)	08/08/2024
Video Conference at 01:30 pm – Brasília time (Presentation of results for the exercise ended September 30, 2024 - how to participate will be informed via the IR website and press release)	11/07/2024

Public Meeting with Analysts/Investors
EVENT	DATE

Public meeting with analysts, open to other interested parties.

Video Conference at 01:30 pm – Brasília time (Presentation of results for the exercise ended September 30, 2024 - how to participate will be informed via the IR website and press release)

11/07/2024

Board of Directors Meetings
EVENT	DATE
Board of Directors meeting. Subject: to deliberate on the approval of the Financial Statements 2023	03/13/2024
Submission of Board of Directors Minutes of Meeting the approval of the Financial Statements 2023	03/22/2024
Board of Directors meeting. Subject: to deliberate on the approval Management Proposal and the call of OEGM	03/25/2024
Submission of Board of Directors Minutes of Meeting the approval Management Proposal and the call of OEGM	04/04/2024

2

Board of Directors meeting. Subject: to deliberate on the approval Form 20-F	04/25/2024
Submission of Board of Directors Minutes of Meeting Form 20-F	05/07/2024
Board of Directors meeting. Subject: to deliberate on the approval of the 1st Quarter 2024	05/08/2024
Submission of Board of Directors Minutes of Meeting 1st Quarter 2024	05/17/2024
Board of Directors meeting. Subject: to deliberate on the approval Reference Form	05/28/2024
Submission of Board of Directors Minutes of Meeting of Reference Form	06/07/2024
Board of Directors meeting. Subject: to deliberate on the approval Brazilian Code of Corporate Governance	07/18/2024
Submission of Board of Directors Minutes of Meeting of Brazilian Code of Corporate Governance	07/29/2024
Board of Directors meeting. Subject: to deliberate on the approval of 2nd Quarter 2024	08/07/2024
Submission of Board of Directors Minutes of Meeting of 2nd Quarter 2024	08/16/2024
Board of Directors meeting. Subject: to deliberate on the approval of 3rd Quarter 2024	11/06/2024
Submission of Board of Directors Minutes of Meeting of 3rd Quarter 2024	11/18/2024

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.